Exhibit 99.1

KPMG LLP

Suite 2600

400 West Market Street

Louisville, KY 40202

February 28, 2019

Papa John’s International, Inc.

Louisville, Kentucky

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Papa John’s International, Inc. on or about February 28, 2019, which contains notification of the registrant’s inability to file its Form 10-K by February 28, 2019. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 30, 2018, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP